FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 12, 2016

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 42140

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____       No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES NETWORK SHARING AND HOSTING AGREEMENT WITH XFONE

Netanya, Israel – July 12, 2016 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that the Company entered a 4G network sharing and 2G and 3G hosting services agreement (the "Agreement"), with Marathon 018 Xfone Ltd., or Xfone, which was awarded 4G frequencies in the 2015 frequencies tender and hasn't entered the cellular market yet.

Nir Sztern, the Company's CEO said: "this is an agreement which will advance the cellular infrastructure in Israel and guarantee continued investments in the development of 4G network, in compliance with regulation requirements. I believe that only price based competition together with network quality competition and investment in advanced infrastructures, is the only way to bring Israel back to an international cellular leader status. This proves that a competitive market can be maintained while complying with regulation guidelines on a level playing field."

The main provisions of the Agreement include the following:

•	4G network sharing – The parties will cooperate in the development of a shared 4G network, which will use both parties' 4G frequencies, to be operated by a separate, newly created entity or NewCo, that will be equally owned by the parties. Each of the Company and Xfone shall own the active elements of the 4G radio network, or the 4G Radio Network, in equal parts and will grant each other and NewCo an Indefeasible Right of Use, or IRU in their 4G Radio Network. To that end, Xfone will purchase half of the 4G Radio Network owned by the Company prior to the Effective Date from the Company while each party will purchase and operate its own core network. The Company shall further provide Xfone and NewCo an IRU to the Company's passive elements of the 4G network. The company shall provide services to NewCo as a subcontractor.

•	2G and 3G hosting services – the Company shall provide Xfone hosting services in relation to its 2G and 3G networks.

•	Term – the Agreement is for a term of ten years commencing from the earlier of the commercial launch of cellular services by Xfone and 12 months following the receipt of regulatory approvals for the Agreement, or Effective Date, and will be extended for additional periods, unless either party notifies otherwise.

•	Consideration –

o	4G CAPEX - For 4G Radio Network investments prior to the Effective Date, Xfone shall pay the Company half its original cost in several installments (not expected to be material), commencing on the Effective Date. The ongoing investments in 4G Radio Network as of the Effective Date, shall be equally borne by the parties.

o	Passive network IRU - For the passive elements' IRU, Xfone shall pay the Company approximately NIS 45 million per annum, in 12 monthly installments.

o	Operation costs - the operation costs of the 4G shared network and the 2G and 3G networks (both active and passive), shall be borne as follows: a fixed component to be borne equally by the parties, subject to certain discount arrangements dependent on Xfones' subscribers amount and a variable component to be borne by the parties according to the parties' relative usage of data by their subscribers (as defined in the Agreement).

o	However, during up to the first 5 years commencing on the Effective Date, Xfone shall be entitled to a discount regarding the said payments for the IRU to the passive elements and its share of the operation costs, according to which, such payments will be replaced with a monthly payment per subscriber to the Company of NIS 25 in the first year, NIS 27.5 in the second year and NIS 30 thereafter, plus VAT, but in any case not less than the minimum annual amounts set in the Agreement (ranging between NIS 20 million in the first year and NIS 110 million in the fifth year).

•	Termination – the Agreement includes separation and termination arrangements, including an interim period in which each party will have IRU to the other's 4G Radio Network under the same terms, the provision of IRU to the passive elements of the 4G network for a certain per cell site payment, and the provision of 2G and 3G services and transmission services to Xfone as shall be agreed between the parties. In addition to standard termination causes, Xfone may terminate the Agreement by a prior written notice if it decides to cease operating in the cellular market in Israel.

•	The Agreement is preconditioned by the receipt of any required regulatory approval including the Antitrust Commissioner and the Ministry of Communications' approvals.

•	The agreement includes standard stipulations as well as certain arrangements for adding another sharing party.

The Agreement will have no impact on the Company's current agreements with Golan Telecom or the Company’s compliance with such agreements.

For additional details see the Company's most recent annual report for the year ended December 31, 2015 on Form 20-F, filed on March 21, 2016, under “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business” and "- Risks Related to the Proposed Acquisition of Golan Telecom Ltd." and "Item 4. Information on the Company – B. Business Overview - General - Agreement for the Purchase of Golan", "– Network and Technology - Network and Cell Sites Sharing Agreements" and under "-Competition – Cellular" and " - Government Regulation –Additional MNOs"", and the Company's current reports on Form 6-K date March 28, 2016, April 12, 2016, May 16, 2016 and June 13, 2016.

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the execution of the Agreement and the benefits therefrom, are subject to uncertainties and assumptions about the receipt of the necessary approvals, Xfone's entrance to the cellular market and its cellular subscribers quantity during the agreement period, the parties' ability to execute the contemplated arrangements and the Israeli telecommunication market condition. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.813 million cellular subscribers (as at March 31, 2016) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il/

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	July 12, 2016	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary